Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-194256

Free Writing Prospectus dated May 22, 2014

Announcement from Merriman’s Digital Capital Network

The Public Offering of Fantex Series EJ Emanuel is now open for viewing on the DCN. To view the prospectus and roadshow document, please log into DCN and click on the Fantex data room.

The security being offered, Fantex Series EJ Manuel, is a tracking stock intended to track and reflect the separate economic performance of a specific brand contract Fantex, Inc. has signed with NFL Buffalo Bills Quarterback, EJ Manuel.

Fantex, Inc. is acquiring a 10% interest in the gross monies that EJ Manuel receives in the future related to his activities in the NFL (playing contracts and endorsements) and related fields (such as broadcasting or coaching).  In exchange for this interest, Fantex, Inc. is paying EJ Manuel a one-time cash payment of $4.98M, contingent on financing, which is done through this offering.

Fantex, Inc. intends to pay cash dividends from time to time out of available cash for the tracking stock.

https://fantex.com/fantex-ej-manuel-461919/prospectus

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.